File No. 70-9749


               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549

            FORM U-1/A PRE-EFFECTIVE AMENDMENT NO. 5
                   APPLICATION OR DECLARATION
                            under the
           PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

                       Entergy Corporation
                        639 Loyola Avenue
                  New Orleans, Louisiana 70113

(Names of company filing this statement and address of principal executive offices)

      _____________________________________________________


                       Entergy Corporation

(Name of top registered holding company parent of each applicant or declarant)

     _______________________________________________________


                        Steven C. McNeal
                  Vice President and Treasurer
                       Entergy Corporation
                        639 Loyola Avenue
                  New Orleans, Louisiana 70113

             (Name and address of agent for service)

    ________________________________________________________


The Commission is requested to mail copies of all orders, notices and other communications to:

 Frederick F. Nugent, Esq.                William T. Baker, Jr., Esq
 Vice President and General Counsel       Thelen Reid & Priest LLP
 Entergy Power Group                      40 W. 57th Street, 25th Floor
 10055 Grogans Mill Road                  New York, New York 10019
 Parkwood II Building                     (212) 603-2106
 The Woodlands, TX  77380                 (212) 603-2001 (fax)
 (281) 297-5306
 (281) 297-5404 (fax)

 John M. Adams, Jr.                        Denise C. Redmann, Esq.
 Associate General Counsel-Corporate and   Assistant General Counsel -
  Securities                                Corporate and Securities
 Entergy Services, Inc.                    Entergy Services, Inc.
 639 Loyola Avenue                         639 Loyola Avenue
 New Orleans, Louisiana 70113              New Orleans, Louisiana 70113
 (504) 576-2095                            (504) 576-2272
 (504) 576-4150 (fax)                      (504) 576-4150 (fax)


This Application/Declaration is amended and restated in its entirety to read as follows:

Item 1.   Description of Proposed Transaction.

     1.1 Introduction.

     This Application/Declaration seeks authorization and approval of the Commission with respect to the ongoing financing activities of Entergy Corporation ("Entergy") and the creation of specified types of new subsidiaries.

     1.2 Description of Entergy Corporation and its Subsidiaries and Existing Authority.

     Entergy is a registered holding company under the Public Utility Holding Company Act of 1935, as amended (the "Act"). Its public utility subsidiaries include Entergy Arkansas, Inc., Entergy Gulf States, Inc., Entergy Louisiana, Inc., Entergy Mississippi, Inc., and Entergy New Orleans, Inc. (collectively, the "Entergy Operating Companies"). The Entergy Operating Companies provide public-utility service to approximately 2.5 million electric customers in portions of Arkansas, Louisiana, Mississippi, and Texas and 240,000 retail gas customers in Louisiana. Entergy also owns all of the voting stock of System Energy Resources, Inc. ("SERI") which owns and leases an aggregate 90% undivided interest in Grand Gulf Steam Electric Generating Station (nuclear) and sells all of the capacity and energy from that interest at wholesale to its only customers, Entergy Arkansas, Inc., Entergy Louisiana, Inc., Entergy Mississippi, Inc., and Entergy New Orleans, Inc.

     Entergy also engages through other subsidiaries in various other energy-related and non-utility businesses. Entergy's wholly-owned subsidiary Entergy Services, Inc. ("ESI"), provides management, administrative, accounting, legal, engineering, and other services primarily to the Entergy Operating Companies and SERI. Entergy Operations, Inc. ("EOI"), also a wholly-owned subsidiary of Entergy, provides nuclear management, operations, and maintenance services under contract for the nuclear facilities owned, in whole or in part, by the Entergy Operating Companies and SERI, subject to the oversight of those companies, respectively. Entergy Arkansas, Inc., Entergy Louisiana, Inc., Entergy Mississippi, Inc., and Entergy New Orleans, Inc. collectively own all of the common stock of System Fuels, Inc. ("SFI") which implements and manages certain programs to procure, deliver and store fuel supplies for those four companies. ESI, EOI, and SFI, and any other subsidiaries that Entergy is authorized, or is by rule or exemption permitted to acquire or own whether currently existing or hereinafter formed to provide operations and maintenance services to the Entergy Operating Companies are herein collectively referred to as "Utility Associate Subs."

     Entergy has formed several wholly-owned subsidiaries that provide operations and maintenance services to nonassociate companies (such subsidiaries, together with any other subsidiaries which Entergy is authorized or by rule or exemption permitted to acquire and own, whether currently existing or hereinafter formed to provide such services, are herein collectively referred to as "O&M Subs"), including Entergy Enterprises, Inc. ("EEI"), Entergy Nuclear, Inc. ("ENI"), and Entergy Operations Services, Inc. ("EOSI"). EEI invests in and develops energy and energy-related projects and businesses on behalf of the Entergy System (as defined below) companies. ENI operates and manages nuclear power facilities. EOSI provides consulting services with respect to, and operates and maintains fossil-fueled electric and steam generation, transmission and distribution assets of utility companies, municipalities, and large commercial and industrial customers in the United States.

     Entergy conducts its power marketing and trading business primarily through another wholly-owned O&M Sub, Entergy Power Marketing Corp. ("EPMC"). EPMC was formed in 1995 as an "exempt wholesale generator" ("EWG") in order to engage in the marketing and brokering of electric power at wholesale.<FN1> Pursuant to a Commission order dated January 6, 1998 (Holding Co. Act Release No. 26812) (the "January 1998 Order"), EPMC relinquished its EWG status and currently engages in marketing and brokering of energy commodities in wholesale and retail markets throughout the United States, subject to certain conditions.<FN2>, <FN3>

     Under the January 1998 Order, Entergy is authorized to finance the energy marketing activities of EPMC and to provide guarantees to EPMC. By further order of the Commission dated June 22, 1999 (Holding Co. Act Release No. 27039) (the "June 1999 Order"), Entergy and certain of its non-utility subsidiaries (including EPMC) were authorized, among other things, to acquire, directly or indirectly, the securities of one or more non-utility companies (called "New Subsidiaries") organized to engage in the previously-authorized service and development activities of other Entergy non-utility subsidiaries and/or to acquire and/or finance the acquisition of the securities of one or more EWGs, "foreign utility companies" ("FUCOs"), "exempt telecommunications companies" ("ETCs"), "energy-related companies" within the meaning of Rule 58 ("Rule 58 Companies"), and O&M Subs. New Subsidiaries, EWGs, FUCOs, ETCs, Rule 58 Companies and other non-utility subsidiaries of Entergy (including EPMC and the other O&M
Subs) which Entergy is authorized or by rule or exemption permitted to acquire and own are referred to herein (as they were in the June 1999 Order) collectively as "Nonutility Companies."

     Entergy also has authority from the Commission, pursuant to a June 13, 2000 order (Holding Co. Act Release No. 27184), to finance investments in EWGs and FUCOs through the issuance and sale of debt and equity securities and by providing related guarantees and credit support to the extent that its "aggregate investment" (as defined in Rule 53) in EWGs and FUCOs does not exceed 100% of its "consolidated retained earnings" (as defined in Rule 53).

     In addition, under the June 1999 Order, the Commission authorized Entergy and the Nonutility Companies (1) to provide guarantees and other forms of credit support or enhancements to or for the benefit of Nonutility Companies in an aggregate amount outstanding not to exceed $750 million, to the extent such transactions are not otherwise exempt; (2) to engage in various types of transactions designed to consolidate or reorganize under one or more New Subsidiaries all or part of Entergy's ownership interests in certain Nonutility Companies and New Subsidiaries; and (3) to provide operations, administrative and consulting services to other Nonutility Companies at prices determined without regard to "cost," subject to specified limitations and restrictions. Such authority was originally granted through December 31, 2002. Entergy subsequently filed a post-effective amendment seeking to increase and extend its authority under this file. (See Post-effective Amendment No. 1 filed on June 16, 2000 in Holding Co. Act File No. 70-9123.) Entergy sought to increase the authorized amount described in (1) above from $750 million to $2.75 billion and to extend the period applicable to this authority from December 31, 2002 to December 31, 2005. The Commission issued an order granting authority for the increased amount and the extended period on August 21, 2000 (Holding Co. Act Release No. 35-27216).

     Entergy is currently authorized to finance its investments in New Subsidiaries and O&M Subs from available cash resources and from the proceeds of borrowings and common stock sales authorized in other proceedings.

     By order of the Commission dated February 26, 1997 (Holding Co. Act Release No. 26674) (the "February 1997 Order"), Entergy has authority to issue and sell short-term notes from time to time through December 31, 2002, in an aggregate principal amount at any time outstanding not to exceed $500 million. The authority permits Entergy to borrow pursuant to a credit agreement under which it would issue unsecured promissory notes payable no later than three years from the date of issuance to banks participating under such credit agreement. Entergy may use proceeds from the borrowings for general corporate purposes, including the acquisition of shares of its outstanding common stock and further investments in EWGs and FUCOs and related nonutility businesses, subject to any necessary further Commission approvals.

     By order of the Commission dated March 25, 1997 (Holding Co. Act Release No. 26693), as supplemented by order of the Commission dated December 15, 2000 (Holding Co. Act Release No. 27300), Entergy also has authority to issue and sell up to 30 million shares of its common stock through June 30, 2006 pursuant to its Dividend Reinvestment and Stock Purchase Plan. Proceeds from the issuance and sale of shares under this plan are to be used for general corporate purposes, and subject to any requisite Commission approval, such purposes may include, but are not limited to, investments in subsidiaries, repayment of debt and payment of dividends and interest.

     The term "Subsidiaries" means the Entergy Operating Companies, SERI, the Utility Associate Subs, the Nonutility Companies, the Finance Subsidiaries (as described in Item 1.3(iv) below), and any other subsidiaries which currently exist that Entergy is authorized by order or permitted by rule or exemption to acquire or own. Entergy and the Subsidiaries are sometimes hereinafter collectively referred to as the "Entergy System."

     1.3 Summary of Requested Approvals. Entergy requests approval for a program of external financing and other related proposals for the period through June 30, 2004 ("Authorization
Period"), as follows:

     (i) Entergy requests authority to issue and sell from time to time Common Stock (in addition to any separate authority relating to benefit and dividend reinvestment plans), Preferred Stock and, directly or indirectly through one or more Finance Subsidiaries (as described in Item 1.3(iv) below), unsecured long-term indebtedness ("Long-term Debt") and other forms of preferred or equity-linked securities having maturities of up to 50 years in an aggregate amount not to exceed $2 billion, and additional unsecured short-term indebtedness having maturities of 364 days or less ("Short-term Debt") in an aggregate principal amount at any time outstanding not to exceed $1 billion (such request to extend the authorization period of the February 1997 Order from December 31, 2002 through June 30, 2004, and to increase the aggregate principal amount at any time outstanding from $500 million under the February 1997 Order to $1.5 billion);

     (ii) Entergy requests authority to amend its charter to authorize its issuance of Preferred Stock and to solicit proxies in connection with a vote relating thereto;

    (iii) Entergy requests authority to enter into hedging transactions ("Interest Rate Hedges") with respect to indebtedness of Entergy, the Nonutility Companies and the Finance Subsidiaries (as described in Item 1.3(iv) below) in order to manage and minimize interest rate costs. Entergy also requests authority to enter into hedging transactions ("Anticipatory Hedges") with respect to anticipatory debt issuances of Entergy, the Nonutility Companies and the Finance Subsidiaries in order to lock-in current interest rates and/or manage interest rate risk exposure, with such Interest Rate Hedges and Anticipatory Hedges to be entered into with respect to debt issuances in aggregate principal amount not to exceed $3 billion;

     (iv) Entergy requests authority (a) to acquire the equity securities of one or more special-purpose subsidiaries ("Finance Subsidiaries"), organized solely to facilitate financing, and (b) to guarantee the securities issued by such Finance Subsidiaries, to the extent not exempt pursuant to Rule 45(b) and Rule 52; and

     (v) Entergy represents that it will not issue any security authorized in this matter if, as a consequence of such issuance, the common equity component of the capital structure of Entergy (on a consolidated basis) would comprise less than 30% of its total consolidated capitalization (based upon the financial statements filed with the most recent quarterly report on Form 10-Q or annual report on Form 10-K).

     1.4  Use of Proceeds.

     The proceeds from the financings authorized by the Commission pursuant to this Application/Declaration will be used for general corporate purposes, including (i) financing, in part, investments by and capital expenditures of Entergy and its Subsidiaries, (ii) the repayment, redemption, refunding or purchase by Entergy of any of its securities pursuant to Rule 42, and (iii) financing working capital requirements of Entergy and its Subsidiaries.

     Entergy represents that no financing proceeds will be used to acquire the equity securities of any company unless such acquisition has been approved by the Commission in this proceeding or in a separate proceeding or is in accordance with an available exemption under the Act or rules thereunder, including Sections 32 and 33 and Rule 58. Entergy states that the aggregate amount of proceeds of financing approved by the Commission in this proceeding which are used to fund investments in EWGs and FUCOs will not, when added to Entergy's "aggregate investment" (as defined in Rule 53) in all such entities at any point in time, exceed 100% of Entergy's "consolidated retained earnings" (also as defined in Rule 53). Further, Entergy represents that proceeds of financing to fund investments in Rule 58 Companies will be subject to the applicable limitations of that rule. Lastly, Entergy represents that it will not seek to recover through higher rates of any of the Entergy Operating Companies losses attributable to any operations of its Nonutility Companies.

     1.5  Description of Proposed Financing Program.

     Entergy requests authority to issue and sell from time to time during the Authorization Period Common Stock, Preferred Stock, Long-term Debt and other forms of preferred or equity-linked securities in an aggregate amount not to exceed $2 billion, and Short-term Debt in an aggregate principal amount at any time outstanding not to exceed $1.5 billion with Entergy's issuance of Long-term Debt and Short-term Debt subject to its commitment that it will not issue pursuant to such authority if, as a consequence of such issuance, the common equity component of its capital structure (on a consolidated basis) would comprise less than 30% of its total consolidated capitalization (based upon the financial statements filed with the most recent quarterly report on Form 10-Q or annual report on Form 10-K).

     Entergy contemplates that the Common Stock, Preferred Stock, Long-term Debt, and other forms of preferred or equity-linked securities would be issued and sold directly to one or more purchasers in negotiated transactions or to one or more investment banking or underwriting firms or other entities who would resell such securities without registration under the Securities Act of 1933 (the "1933 Act") in reliance upon one or more applicable exemptions from registration thereunder, or to the public in transactions registered under the 1933 Act either
(i) through underwriters selected by negotiation or competitive bidding or (ii) through selling agents, acting either as agent or as principal, for resale to the public either directly or through dealers.

          (a) Common Stock. Entergy may issue and sell Common Stock, or options, warrants or other stock purchase rights exercisable for Common Stock, pursuant to underwriting agreements of a type generally standard in the industry. Public distributions may be pursuant to private negotiation with underwriters, dealers or agents, as discussed below, or effected through competitive bidding among underwriters. In addition, sales may be made through private placements or other non-public offerings to one or more persons. All such Common Stock sales will be at rates or prices and under conditions negotiated or based upon, or otherwise determined by, competitive capital markets.

     Specifically, Entergy may issue and sell Common Stock through underwriters or dealers, through agents, or directly to a limited number of purchasers or a single purchaser. If underwriters are used in the sale of Common Stock, such securities will be acquired by the underwriters for their own account and may be resold from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. Common Stock may be offered to the public either through underwriting syndicates (which may be represented by a managing underwriter or underwriters designated by Entergy) or directly by one or more underwriters acting alone. Common Stock may be sold directly by Entergy or through agents designated by Entergy from time to time. If dealers are utilized in the sale of Common Stock, Entergy will sell such securities to the dealers, as principals. Any dealer may then resell such Common Stock to the public at varying prices to be determined by such dealer at the time of resale. If Common Stock is being sold in an underwritten offering, Entergy may grant the underwriters thereof a "green shoe" option permitting the purchase from Entergy at the same price additional shares then being offered solely for the purpose of covering over-allotments.

     Entergy may also issue Common Stock or options, warrants or other stock purchase rights exercisable for Common Stock in public or privately-negotiated transactions as consideration for the equity securities or assets of other companies, provided that the acquisition of any such equity securities or assets has been authorized in a separate proceeding or is exempt under the Act or the rules thereunder (specifically Rule 58).<FN4>

          (b) Preferred Stock, Long-term Debt, and other Preferred or Equity-Linked Securities. Entergy does not currently have any outstanding shares of Preferred Stock. However, Entergy seeks to have the flexibility to issue Preferred Stock, and therefore proposes that it might amend its charter to authorize without further order of the Commission, its issuance of Preferred Stock, and that it might solicit proxies in connection with such amendment, also without further order of the Commission. Entergy also seeks to have the flexibility to issue other forms of preferred or equity-linked securities directly or indirectly through one or more special-purpose Finance Subsidiaries (see Item 1.7, below) (including specifically, trust preferred securities) and/or Long-term Debt. The proceeds of Preferred Stock, Long-term Debt, and other forms of preferred or equity-linked securities would enable Entergy to replace Short-term Debt with more permanent capital, and provide an important source of future financing for the operations of and for investments in non-utility businesses that are exempt under the Act.<FN5>

     Preferred Stock or other types of preferred or equity-linked securities may be issued in one or more series with such rights, preferences, and priorities as may be designated in the instrument creating each such series, as determined by Entergy's board of directors. The dividend rate on any series of Preferred Stock or other preferred or equity-linked securities will not exceed at the time of issuance the greater of (a) 500 basis points over the yield to maturity of a U.S. Treasury security having a remaining term comparable to the term of such series, if issued at a fixed rate, or 500 basis points over the London Interbank Offered Rate ("LIBOR") for the relevant interest rate period, if issued at a floating rate, and (b) a rate that is consistent with similar securities of comparable credit quality and maturities issued by other companies. Dividends or distributions on Preferred Stock or other preferred or equity-linked securities will be made periodically and to the extent funds are legally available for such purpose, but may be made subject to terms which allow the issuer to defer dividend payments for specified periods. Preferred Stock or other preferred or equity-linked securities may be convertible or exchangeable into shares of Entergy Common Stock.

     Long-term Debt (a) may be convertible into any other securities of Entergy, (b) may be subject to optional and/or mandatory redemption, in whole or in part, at par or at premiums above the principal amount thereof, (c) may be entitled to mandatory or optional sinking fund provisions, (d) may provide for reset of the coupon pursuant to a remarketing arrangement, and (e) may be called from existing investors by a third party.

     The maturity dates, interest rates, redemption and sinking fund provisions and conversion features, if any, with respect to Long-term Debt of a particular series, as well as any associated placement, underwriting or selling agent fees, commissions and discounts, if any, will be established by negotiation or competitive bidding. The interest rate on Long-term Debt will not exceed at the time of issuance the greater of (a) 500 basis points over U.S. Treasury securities having a remaining term comparable to the term of such series, if issued at a fixed rate, or 500 basis points over LIBOR for the relevant interest rate period, if issued at a floating rate, and (b) a gross spread over U.S. Treasury securities that is consistent with similar securities of comparable credit quality and maturities issued by other companies.

          (c) Short-term Debt. Entergy proposes to issue and sell from time to time Short-term Debt in an aggregate principal amount at any time outstanding not to exceed $1.5 billion in any combination of notes to banks and commercial paper. The effective cost of money on Short-term Debt authorized in this proceeding will not exceed the greater of (a) 500 basis points over LIBOR for the relevant interest rate period, and (b) rates that are consistent with similar loans of comparable maturities to companies of comparable credit quality.

     Specifically, Entergy may sell commercial paper, from time to time, in established domestic or European commercial paper markets. Such commercial paper would typically be sold to dealers at the discount rate per annum prevailing at the date of issuance for commercial paper of comparable quality and maturities sold to commercial paper dealers generally. It is expected that the dealers acquiring commercial paper from Entergy will reoffer such paper at a discount to corporate, institutional and, with respect to European commercial paper, individual investors. It is anticipated that Entergy's commercial paper will be reoffered to investors such as commercial banks, insurance companies, pension funds, investment trusts, foundations, colleges and universities, finance companies and nonfinancial corporations. In connection with the sale of such commercial paper, Entergy may obtain letters of credit from one or more banks in support of such commercial paper obligations.

     Entergy also proposes to increase its currently established bank lines and establish additional bank lines as necessary to have bank lines in an aggregate principal amount not to exceed the proposed aggregate Short-term Debt limitation. Loans under these lines (which terminate no later than three years from the establishment of the facility) will have maturities not more than 364 days from the date of each borrowing. Entergy may engage in other types of short-term financing generally available to borrowers with comparable credit ratings as it may deem appropriate in light of its needs and market conditions at the time of issuance.

     1.6  Hedging Transactions.

          1.6.1  Interest Rate Hedges.

          Entergy requests authorization to enter into interest rate hedging transactions with respect to indebtedness of Entergy, the Nonutility Companies and the Finance Subsidiaries ("Interest Rate Hedges"), subject to certain limitations and restrictions, in order to reduce or manage interest rate cost or risk. Interest Rate Hedges would only be entered into with counterparties ("Approved Counterparties") whose senior debt ratings, or whose parent companies' senior debt ratings, as published by Standard and Poor's Ratings Group, are equal to or greater than BBB, or an equivalent rating from Moody's Investors' Service or Fitch Investor Service.

     Interest Rate Hedges will involve the use of financial instruments and derivatives commonly used in today's capital markets, such as interest rate swaps, options, caps, collars, floors, and structured notes (i.e., a debt instrument in which the principal and/or interest payments are indirectly linked to the value of an underlying asset or index), or transactions involving the purchase or sale, including short sales, of U.S. Treasury obligations. The transactions would be for fixed periods and stated notional amounts. In no case will the notional principal amount of any interest rate swap exceed that of the underlying debt instrument and related interest rate exposure. Entergy will not engage in speculative transactions. Fees, commissions and other amounts payable to the counterparty or exchange (excluding, however, the swap or option payments) in connection with an Interest Rate Hedge will not exceed those generally obtainable in competitive markets for parties of comparable credit quality.

          1.6.2  Anticipatory Hedges.

          In addition, Entergy requests authorization to enter into interest rate hedging transactions with respect to anticipated debt offerings of Entergy, the Nonutility Companies and the Finance Subsidiaries (the "Anticipatory Hedges"), subject to certain limitations and restrictions. Such Anticipatory Hedges would only be entered into with Approved Counterparties, and would be utilized to fix and/or limit the interest rate risk associated with any new issuance through (i) a forward sale of exchange-traded U.S. Treasury futures contracts, U.S. Treasury obligations and/or a forward swap (each a "Forward Sale"), (ii) the purchase of put options on U.S. Treasury obligations (a "Put Options Purchase"), (iii) a Put Options Purchase in combination with the sale of call options on U.S. Treasury obligations (a "Zero Cost Collar"), (iv) transactions involving the purchase or sale, including short sales, of U.S. Treasury obligations, or (v) some combination of a Forward Sale, Put Options Purchase, Zero Cost Collar and/or other derivative or cash transactions, including, but not limited to structured notes, options, caps and collars, appropriate for the Anticipatory Hedges.

     Anticipatory Hedges may be executed on-exchange ("On-Exchange Trades") with brokers through the opening of futures and/or options positions traded on the Chicago Board of Trade or the Chicago Mercantile Exchange, the opening of over-the-counter positions with one or more counterparties ("Off-Exchange Trades"), or a combination of On-Exchange Trades and Off-Exchange Trades. Entergy will determine the optimal structure of each Anticipatory Hedge transaction at the time of execution. Entergy may decide to lock in interest rates and/or limit its exposure to interest rate increases.

     Entergy requests authority to enter into Interest Rate
Hedges and Anticipatory Hedges with respect to debt in an aggregate principal amount not to exceed $3 billion.

     Entergy represents that each Interest Rate Hedge and Anticipatory Hedge will qualify for hedge accounting treatment under generally accepted accounting principles. Entergy will comply with the then existing financial disclosure requirements of the Financial Accounting Standards Board associated with hedging transactions.<FN6>

     1.7  Finance Subsidiaries.

     Entergy requests authority to acquire, directly or indirectly, the equity securities of one or more corporations, trusts, partnerships or other entities (herein, "Finance Subsidiaries") created specifically for the purpose of facilitating the financing of the authorized and exempt activities (including exempt and authorized acquisitions) of Entergy through the issuance of long-term debt or equity securities, including trust preferred securities and equity-linked securities and any other type of security authorized by rule or order, to third parties. Finance Subsidiaries may dividend, loan or otherwise transfer the proceeds of such financings to or as directed by Entergy. Entergy may, if required, guarantee, provide support for or enter into expense agreements to the extent of the obligations of any Finance Subsidiary that it organizes. The amount of any long-term debt or preferred securities issued by any Finance Subsidiary shall be counted against any limitation on the amounts of similar types of securities that Entergy may issue directly, as set forth in this Application/Declaration (see Item 1.5, above) or in any other Application/Declaration that may be filed in the future, to the extent that Entergy guarantees such securities.<FN7>

     1.8 Certificates of Notification.

     It is proposed that, with respect to Entergy, the reporting system of the 1933 Act and the Securities Exchange Act of 1934 (the "1934 Act") be integrated with the reporting system under the Act. This would eliminate duplication of filings with the Commission that cover essentially the same subject matters, resulting in a reduction of expense for both the Commission and Entergy. To effect such integration, the portion of the 1933 Act and 1934 Act reports containing or reflecting disclosures of transactions occurring pursuant to the authorization granted in this proceeding would be incorporated by reference into this proceeding through Rule 24 certificates of notification. The certificates would also contain all other information required by Rule 24, including the certification that each transaction being reported on had been carried out in accordance with the terms and conditions of and for the purposes represented in this Application/Declaration. Such certificates of notification would be filed within 60 days after the end of each of the first three calendar quarters, and 90 days after the end of the last calendar quarter, in which transactions occur.

     The Rule 24 certificates will contain the following information for the reporting period:

          (a) The sales of any Common Stock, Preferred Stock or other forms of preferred or equity-linked securities by Entergy and the purchase price per share and the market price per share at the date of the agreement of sale;

          (b) The total number of shares of Common Stock issued or issuable under options granted during the quarter under Entergy's benefit plans or otherwise;

          (c) If Common Stock has been transferred to a seller of securities of a company being acquired, the number of shares so issued, the value per share and whether the shares are restricted to the acquirer;

          (d) The amount and terms of any Long-term Debt issued during the quarter;

          (e) The amount and terms of any Short-term Debt issued during the quarter;

          (f) The notional amount and principal terms of any Interest Rate Hedge or Anticipatory Hedge entered into during the quarter and the identity of the parties to such instruments;

          (g)  The name and amount Entergy invested in any new
     Finance Subsidiary during the quarter;

          (h) A list of Form U-6B-2 statements Entergy filed with the Commission during the quarter, including the date of the filing;

          (i) Consolidated balance sheets as of the end of the quarter, and separate balance sheets as of the end of the quarter for each company, including Entergy, that has engaged in financing transactions during the quarter, each showing the type and outstanding amount of debt or equity, as the case may be; and

          (j) A calculation of Entergy's debt to equity ratio for the quarter.

Item 2.  Fees, Commissions and Expenses.

     The fees, commissions and expenses, including underwriting fees, arrangement fees and up-front fees, incurred or to be incurred in connection with the transactions proposed herein will not exceed 5% of the proceeds of such transactions in the case of Common Stock, Preferred Stock, Long-term Debt and other forms of preferred or equity-linked securities, and will not exceed 5% of the commitments of the lenders in the case of Short-term Debt.

Item 3.  Applicable Statutory Provisions.

     3.1  General.

     Sections 6(a) and 7 of the Act are applicable to the issuance and sale of Common Stock, Preferred Stock, other forms of preferred or equity-linked securities, Short-term Debt and Long-term Debt by Entergy. Section 6(a) and 7 of the Act are also applicable to the amendment of Entergy's charter to authorize its issuance of Preferred Stock, and Section 12(e) and Rule 62 are applicable to the solicitation of proxies in connection with such amendment. In addition, Sections 6(a) and 7 of the Act are applicable to Interest Rate Hedges, except to the extent that they may be exempt under Rule 52, and to Anticipatory Hedges. Sections 9(a)(1) and 10 of the Act are also applicable to Entergy's acquisition of the equity securities of any Finance Subsidiary. Section 12(c) and Rule 46 are applicable to the payment of dividends out of capital by any Finance Subsidiary.

     3.2  Compliance with Rules 53 and 54.

     Entergy states that for purposes of Rule 53(a)(1) its "aggregate investment" in EWGs and FUCOs was approximately $770 million, representing approximately 25.2% of Entergy's consolidated retained earnings, as of December 31, 2000. Furthermore, Entergy has complied with and will continue to comply with the record keeping requirements of Rule 53(a)(2) concerning affiliated EWGs and FUCOs. In addition, as required by Rule 53(a)(3), no more than 2% of the employees of Entergy's domestic public utility subsidiary companies would render services to affiliated EWGs and FUCOs. Finally, none of the circumstances set forth in Rule 53(b)(1), (b)(2) and (b)(3), under which the provisions of Rule 53 would not be available, have occurred.

Item 4.  Regulatory Approval.

     No state commission, and no federal commission, other than the Commission, has jurisdiction over any of the transactions proposed in this Application/Declaration.

Item 5.  Procedure.

     The Commission is requested to publish a notice under Rule 23 with respect to the filing of this Application/Declaration as soon as practicable. Entergy requests that the Commission reserve jurisdiction over its issuance of preferred stock, as well as the amendment of its charter to authorize such issuance and the solicitation of proxies in connection therewith, until such time as Entergy requests further authorization for such proxy solicitation, charter amendment and issuance. Entergy will provide the Commission with a current cash flow statement for Entergy at the time the request for additional authority concerning preferred stock is filed. Entergy requests that the Commission's order be issued as soon as the rules allow, and that there should not be a 30-day waiting period between issuance of the Commission's order and the date on which the order is to become effective. Entergy hereby waives a recommended decision by a hearing officer or any other responsible officer of the Commission and consents that the Division of Investment Management may assist in the preparation of the Commission's decision and/or order, unless the Division opposes the matters proposed herein.

Item 6.  Exhibits and Financial Statements.

     A.  Exhibits.

          A-1  Certificate of Incorporation of Entergy
               Corporation dated December 31, 1993 (incorporated by reference to Exhibit A-1(a) to Rule 24
               Certificate in File No. 70-8059).

          A-2  By-Laws of Entergy Corporation, as amended January
               29, 1999, and as presently in effect (incorporated by reference to Exhibit 4.2 to Registration
               Statement on Form S-8 of Entergy in File No. 333-
               75097).

          F    Opinion of Counsel (previously filed).

          H    Proposed Form of Federal Register Notice
               (previously filed).

B.  Financial Statements.

  FS-1     Entergy Consolidated      See Annual Report of
           Statement of Income for   Entergy on Form 10-K
           the year ended December   for the year ended
           31, 2000                  December 31, 2000 in
                                     File No. 1-11299

  FS-2     Entergy Consolidated      See Annual Report of
           Balance Sheet as of       Entergy on Form 10-K
           December 31, 2000         for the year ended
                                     December 31, 2000 in
                                     File No. 1-11299

  FS-3     Quarterly Cash Flow       Filed pursuant to Rule
           Estimates of Entergy      104 of the Act.
           Consolidated through
           fiscal year ending
           December 31, 2002

  FS-4     Annual Cash Flow          Filed pursuant to Rule
           Estimates of Entergy      104 of the Act.
           Consolidated for fiscal
           years ending December
           31, 2003 and 2004


Item 7.  Information as to Environmental Effects.

     None of the matters that are the subject of this Application/Declaration involves a "major federal action" nor do such matters "significantly affect the quality of the human environment" as those terms are used in section 102(2)(C) of the National Environmental Policy Act. The transactions that are the subject of this Application/Declaration will not result in changes in the operation of Entergy that will have an impact on the environment. Entergy is not aware of any federal agency that has prepared or is preparing an environmental impact statement with respect to the transactions that are the subject of this Application/Declaration.

                            SIGNATURE

     Pursuant to the requirements of the Public Utility Holding
Company Act of 1935, the undersigned company has duly caused this Application/Declaration to be signed on its behalf by the undersigned thereunto duly authorized.


                           Entergy Corporation


                           By:   /s/ Steven C. McNeal
                           Name:  Steven C. McNeal
                           Title: Vice President and Treasurer



Date: April 13, 2001
_______________________________

<FN1>  See Entergy Power Marketing Corp., 73 FERC  161,063 (1995).

<FN2>  See Entergy Services, Inc. and Entergy Power Marketing
       Corp., 74 FERC 161,137 (1996) (authorizing EPMC to sell power at market based rates).

<FN3>  EPMC became part of Entergy-Koch L.P., a joint venture between Entergy Corporation and Koch Industries, Inc., which combined Koch Gateway Pipeline Company's (now Gulf South Pipeline Company) interstate pipeline system and related storage assets and Koch Energy Trading's marketing and trading of gas, power and weather derivatives with Entergy's power marketing and trading businesses and is now operating under the name Axia Entergy. See Holding Co. Act File No. 70-9723, including Entergy Corp., Holding Co. Act Release No. 27334 (Jan. 5, 2001), for further information relating to Entergy-Koch, L.P.

<FN4>  The Commission has previously approved the issuance of common stock as consideration for the acquisition of a new business in an exempt transaction or transaction that has been approved in a separate proceeding. See e.g., SCANA Corp., Holding Co. Act Release No. 27137 (Feb. 14, 2000).
<FN5>  Recently, the Commission approved a similar financing application filed by Southern Company in which Southern Company requested approval to issue preferred securities and long-term debt, directly or indirectly through special-purpose financing entities. See The Southern Company, Holding Co. Act Release No. 27134 (Feb. 9, 2000). In that case, the Commission took account of the changing needs of registered holding companies for sources of capital other than common equity and short-term debt brought about primarily by the elimination of restrictions under the Act on investments in various types of non-core businesses (e.g., EWGs, FUCOs, ETCs and businesses allowed by Rule 58). The Commission noted that, without the ability to raise capital in external markets that is appropriate for such investments, registered holding companies would be at a competitive disadvantage to other energy companies that are not subject to regulation under the Act.

<FN6>  The proposed terms and conditions of the Interest Rate
       Hedges and Anticipatory Hedges are substantially the same as the Commission has approved in other cases. See New Century
       Energies, Inc., et al., Holding Co. Act Release No. 27000 (April 7, 1999); and Ameren Corp., et al., Holding Co. Act Release No. 27053 (July 23, 1999).

<FN7>  The Commission has previously authorized registered holding companies and their subsidiaries to create financing subsidiaries, subject to substantially the same terms and conditions. See New Century Energies, Inc., et al., Holding Co. Act Release No. 27000 (April 7, 1999); and Ameren Corp., et al., Holding Co. Act Release No. 27053 (July 23, 1999); and Southern Company, Holding Co. Act Release No. 27134 (Feb. 9, 2000).